SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

         This Statement amends and supplements (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998 and October 5, 1998 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

         On March 1, 1999, the Parent and the Purchaser filed supplementary proxy materials (the "Supplementary Proxy Materials") with the SEC in connection with the solicitation of proxies from the stockholders of the Company with respect to the Company's 1999 annual meeting of stockholders. The full text of the Supplementary Proxy Materials is filed herewith as Exhibit (g)(2) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

         (g)    (2)      Supplementary Proxy Materials, dated February 27, 1999

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 1999
                                           WHX CORPORATION


                                           By: /S/ STEWART E. TABIN
                                               --------------------------------
                                               Name:  Stewart E. Tabin
                                               Title: Assistant Treasurer



                                           GT ACQUISITION CORP.


                                           By: /S/ STEWART E. TABIN
                                               ---------------------------------
                                               Name:  Stewart E. Tabin
                                               Title: Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                     PAGE
--------------------------------------------------------------------------------


   (g) (2)  Supplementary Proxy Materials dated February 27, 1999.          5